This is a confidential draft submission to the United States Securities and Exchange Commission made on September 20, 2021, constitutes Amendment No. 2 to the original confidential draft submission dated March 3, 2021 and accepted by the Commission as of March 4, 2021, and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARTICA ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	N.A.
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1775 I Street NW, Suite 910
Washington, D.C. 20006
+1 202 367 3003

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven J. Quamme

Cartica Management, LLC

1775 I Street NW, Suite 900
Washington, D.C. 20006
+1 202 367 3003

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq. Richard Baumann, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 +1 212 370 1300	Paul D. Tropp, Esq. Aditya Khanna, Esq. Christopher J. Capuzzi, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 +1 212 596 9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant(2)	28,750,000 units	$10.00	$287,500,000	$31,366.25
Class A ordinary shares included as part of the units(3)(4)	28,750,000 shares	—	—	—	(5)
Redeemable warrants included as part of the units(3)(6)	14,375,000 warrants	—	—	—	(5)
Class A ordinary shares underlying the redeemable warrants(3)(7)	14,375,000 shares	—	—	—	(5)
Total	—	—	$287,500,000	$31,366.25

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Includes 3,750,000 units, consisting of 3,750,000 Class A ordinary shares and 1,875,000 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.

(3) Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be offered or issued to prevent dilution resulting from share sub-divisions, share capitalizations, share dividends or similar transactions.

(4) Includes 3,750,000 Class A ordinary shares which may be issued upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.

(5) No fee pursuant to Rule 457(g).

(6) Includes 1,875,000 redeemable warrants, which may be issued upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.

(7) Includes 1,875,000 Class A ordinary shares which may become issuable upon exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Cartica Acquisition Corp is filing this Amendment No. 2 to its original confidential draft submission dated March 3, 2021 and accepted by the Commission as of March 4, 2021, as an exhibits-only filing. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16(a) of Part II of the Registration Statement, the signature page to the Registration Statement and the filed exhibit. The remainder of the Registration Statement is unchanged and has therefore been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibit index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association.
3.2*	Form of Amended and Restated Memorandum and Articles of Association.
4.1*	Specimen Unit Certificate.
4.2*	Specimen Class A Ordinary Share Certificate.
4.3*	Specimen Warrant Certificate.
4.4*	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
5.1*	Opinion of Ellenoff Grossman & Schole LLP.
5.2**	Opinion of Walkers.
10.1*	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.2*	Form of Registration and Shareholder Rights Agreement among the Registrant, the Sponsor and the Holders signatory thereto.
10.3*	Form of Private Placement Warrants Purchase Agreement between the Registrant and the Sponsor.
10.4*	Form of Indemnity Agreement.
10.5*	Promissory Note, dated as of February 9, 2021, between the Registrant and the Sponsor.
10.5.1	Amendment to Promissory Note, dated as of September 20, 2021, between the Registrant and the Sponsor.
10.6*	Securities Subscription Agreement, dated as of February 9, 2021, between the Registrant and the Sponsor.
10.7*	Form of Letter Agreement between the Registrant, the Sponsor and each director and executive officer of the Registrant.
10.8*	Form of Forward Purchase Agreement by and among the Registrant and the Cartica Funds.
10.9*	Form of Administrative Support Agreement between the Registrant and the Sponsor.
14*	Form of Code of Ethics.
23.1**	Consent of Marcum LLP.
23.2*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1).
23.3**	Consent of Walkers (included in Exhibit 5.2).
24.1**	Power of Attorney (included on signature page to the initial public filing of this Registration Statement).
99.1*	Form of Audit Committee Charter.
99.2*	Form of Compensation, Nominating and Corporate Governance Committee Charter.
99.3*	Consent of Mr. Subramanian Ramadorai.
99.4*	Consent of Mr. Keki M. Mistry.
99.5*	Consent of Ms. Parul Bhandari.
99.6*	Consent of Mr. Asif Ramji.

* Previously filed.

** To be filed by amendment.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dubai, United Arab Emirates, on the [__]th day of [_____], 2021.

CARTICA ACQUISITION CORP

By:
Name:	Sanjeev Goel
Title:	Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Sanjeev Goel and C. Brian Coad his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	[ ], 2021
Sanjeev Goel	(Principal Executive Officer)
	Chief Operating Officer and Chief Financial Officer	[ ], 2021
C. Brian Coad	(Principal Financial and Accounting Officer)
	Director	[ ], 2021
Farida Khambata
	Director	[ ], 2021
Steven J. Quamme

Authorized representative

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Cartica Acquisition Corp, in the City of Washington, District of Columbia, on the [__]th day of [_____], 2021.

By:
Name:	C. Brian Coad
Title:	Chief Operating Officer and Chief Financial Officer